UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated November 6, 2014: DryShips Inc. Reports Financial and Operating Results for the Third Quarter 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 6, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2014

November 5, 2014, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the third quarter ended September 30, 2014.

Third Quarter 2014 Financial Highlights

➢

For the third quarter of 2014, the Company reported net income of $16.7 million, or $0.04 basic and diluted earnings per share.

Included in the third quarter 2014 results are:

-

Non-cash write offs and breakage costs associated with the full refinancing of Ocean Rig's $1.35 billion Senior Secured Credit Facility, totaling $22.0 million or $0.05 per share.

Excluding the above items, the Company would have reported net income of $29.8 million, or $0.07 per share. (1)

➢

The Company reported Adjusted EBITDA of $300.2 million for the third quarter of 2014, as compared to $174.8 million for the third quarter of 2013. (2)

Recent Highlights

-

As of today, the Company has purchased on the open market approximately $152 million principal amount of 5% convertible notes. Proforma for all these purchases, the Company has $548 million principal amount of 5% convertible notes maturing on December 1, 2014.

-

On October 29, 2014, the Company successfully completed the offering of 250,000,000 shares of its common stock, par value $0.01 per share, at a price of $1.40 per share. As part of the offering, Mr. George Economou, the Company’s Chairman, President and Chief Executive Officer, has purchased $80 million, or 57,142,000 shares, of common stock in the offering at the public offering price. Following this offering, Mr. George Economou has increased his ownership in DryShips to 16.9%.

-

On October 29, 2014, the Company signed definitive documentation for a senior secured credit facility with Nordea Bank for up to $170.0 million to refinance the existing indebtedness under the Company’s $325.0 million Senior Credit Facility, which has a balance of $50.0 million as of October 31, 2014. This facility has a five year term and bears interest at LIBOR plus a margin and will be secured by the six vessels that currently secure the existing $325.0 million Senior Credit Facility, as well as three other currently unencumbered vessels.

In conjunction with this refinancing we have entered into long-term contracts with a major capesize operator for five vessels for an average period of five years, including purchase options.

(1)The net result is adjusted for the minority interests of 40.69% not owned by DryShips Inc. common stockholders.

(2)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

-

On October 15, 2014, Ocean Rigs’ Board of Directors declared a quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share, to shareholders of record as of October 31, 2014 and payable on or about November 11, 2014.

-

On October 14, 2014, Ocean Rig Partners LP, a subsidiary of Ocean Rig filed a registration statement on Form F-1 with the SEC relating to a possible initial public offering of units in a majority-owned master limited partnership.

-

On October 12, 2014, we executed a commitment letter with ABN AMRO Bank N.V., or ABN AMRO, for a secured bridge loan facility in an amount of $200 million. This short-term facility will be secured by shares of Ocean Rig’s common stock owned by us. We expect to complete the final documentation well in advance of the maturity of the Convertible Senior Notes on December 1, 2014.

-

Ocean Rig has been awarded extensions of the drilling contracts for the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petrobras for drilling offshore Brazil. The term of each extension is for 1,095 days with a total combined revenue backlog of over $1.1 billion, excluding reimbursement by Petrobras to the Company for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in the first and second quarter of 2015, respectively.

-

On August 24, 2014, the Company agreed with Jiangsu Rongsheng Heavy Industries to cancel the construction of our four newbuilding Ice class Panamax vessels, for which the Company had previously contracted. On September 2, 2014, the Company received in connection with the cancellation of these newbuilding contracts all installments previously paid to the shipyard of $11.6 million, plus interest.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are delighted to have achieved the refinancing of our convertible notes on December 1. Our recent successful equity offering raised $333.7 million in net proceeds for the Company. This equity offering, credit facilities from Nordea Bank and ABN AMRO and the unsecured credit line of $120 million from Ocean Rig covers the $700 million due outstanding.

“Our liquidity position on the shipping side has been positively impacted by the outperforming tanker markets, especially the Suezmax and Aframax segments which continue to perform above expectations for this time of the year. In addition, we expect a boost to our cash reserves from the recent dividend declared by Ocean Rig of which we expect to receive approximately $14.8 million on November 11, as well as from the excess of our financing sources outlined above over the underlying debt repayment. Insofar as the drybulk markets are concerned, the long awaited recovery in freight rates is happening and we believe this may lead to a sustainable recovery in charter rates through 2015. Clearly our view is supported by forward charter rates and asset prices which are holding up resiliently, underscoring the positive market expectations. Dryships has a large amount of spot market exposure and is therefore uniquely positioned to take full advantage of the expected recovery in charter rates.

“Turning to our offshore drilling interests, Ocean Rig continues to execute on its business plan. It has produced another record-breaking quarter of $104.3 million net income mainly as a result of 98.6% fleet-wide utilization. More recently, it has announced contract extensions in Brazil adding another $1.1 billion to its backlog taking its contracted revenue backlog to $5.5 billion over the next few years. We believe that while the market outlook has been less positive in recent weeks, talk of a market downturn is overblown and rates are still at profitable levels as evidenced by our recent fixture. Ocean Rig’s modern fleet, strong balance sheet and solid contract backlog, provides it with the foundation to implement its previously announced value creation initiatives which will also have a direct benefit to all its shareholders including Dryships.”

Financial Review: 2014 Third Quarter

The Company recorded net income of $16.7 million, or $0.04 basic and diluted earnings per share, for the three-month period ended September 30, 2014, as compared to a net loss of $63.9 million, or $0.17 basic and diluted loss per share, for the three-month period ended September 30, 2013. Adjusted EBITDA(1) was $300.2 million for the third quarter of 2014, as compared to $174.8 million for the same period in 2013.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $38.5 million for the three-month period ended September 30, 2014, as compared to $37.4 million for the three-month period ended September 30, 2013. For the tanker segment, net voyage revenues amounted to $19.2 million for the three-month period ended September 30, 2014, as compared to $14.5 million for the same period in 2013. For the offshore drilling segment, revenues from drilling contracts increased by $187.0 million to $515.5 million for the three-month period ended September 30, 2014, as compared to $328.5 million for the same period in 2013.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $226.3 million and to $113.6 million, respectively, for the three-month period ended September 30, 2014, from $155.6 million and $92.4 million, respectively, for the three-month period ended September 30, 2013. Total general and administrative expenses decreased to $48.4 million in the third quarter of 2014, from $54.1 million during the same period in 2013.

Interest and finance costs, net of interest income, amounted to $110.9 million for the three-month period ended September 30, 2014, compared to $131.0 million for the three-month period ended September 30, 2013.

The Time Charter Equivalent(2) , or TCE, rate for our drybulk fleet was $10,875 per day per vessel in the three month period ended September 30, 2014, as compared to $10,796 per day per vessel in the corresponding period of 2013.  The Time Charter Equivalent, or TCE, rate for our tanker fleet was $20,901 per day per vessel in the three month period ended September 30, 2014 which is a significant improvement compared to the $15,802 per day per vessel TCE rate in the corresponding period of 2013.

(1)Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

(2)Time Charter Equivalent is a non-GAAP measure; please see later in this press release for definition..

Fleet List

The table below describes our fleet profile and drilling contract backlog as of October 31, 2014:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Rangiroa	2013	206,026	Capesize	$23,000	May-18	Dec-23
Negonego	2013	206,097	Capesize	$21,500	Mar-20	Feb-28
Fakarava	2012	206,152	Capesize	$25,000	Sept-15	Sept-20
Raiatea	2011	179,078	Capesize	$23,500	Oct-19	Dec-19
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$23,500	Jul-19	Sept-19
Cohiba	2006	174,234	Capesize	$23,500	Sep-19	Nov-19
Montecristo	2005	180,263	Capesize	$23,500	Jul-19	Sep-19
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$23,500	Sep-19	Nov-19
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$20,000	Jan-16	May-16

Panamax:
Raraka	2012	76,037	Panamax	$7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	$7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	Spot	N/A	N/A
Rapallo	2009	75,123	Panamax	T/C Index linked	Jul-16	Sep-16
Catalina	2005	74,432	Panamax	Spot	N/A	N/A
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	T/C Index linked	Sep-16	Nov-16
Bargara	2002	74,832	Panamax	T/C Index linked	Sep-16	Nov-16
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	T/C Index linked	Aug-16	Oct-16
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year Built/or			Gross rate	Redelivery
	Scheduled Delivery	DWT	Type	Per day	Earliest	Latest

Tanker fleet
Suezmax:
Bordeira	2013	158,513	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,532	Suezmax	Spot	N/A	N/A
Lipari	2012	158,425	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,622	Suezmax	Spot	N/A	N/A
Aframax:
Alicante	2013	115,708	Aframax	Spot	N/A	N/A
Mareta	2013	115,796	Aframax	Spot	N/A	N/A
Calida	2012	115,812	Aframax	Spot	N/A	N/A
Saga	2011	115,738	Aframax	Spot	N/A	N/A
Daytona	2011	115,896	Aframax	Spot	N/A	N/A
Belmar	2011	115,904	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q4 – 16	Operating Area Norwegian Continental Shelf	Backlog ($m) $401
Eirik Raude	2002	Q1 – 15	Ivory Coast	36
		Q4 – 15	Falkland Islands	164
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	88
		Q2--18	Brazil	567
Ocean Rig Olympia (1)	2011	Q3 – 15	Angola	170
Ocean Rig Poseidon	2011	Q2 – 16	Angola	411
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	63
		Q1-- 18	Brazil	565
Ocean Rig Mylos	2013	Q3 – 16	Brazil	428
Ocean Rig Skyros	2013	Q4 – 14	Angola	25
		Q3 – 21	Angola	1,298
Ocean Rig Athena	2014	Q2 – 17	Angola	627
Newbuildings
Ocean Rig Apollo	Jan. 2015	Q2 – 18	West Africa	692
Ocean Rig Santorini	Jun. 2016	N/A	N/A	N/A
Ocean Rig TBN#1	Feb. 2017	N/A	N/A	N/A
Ocean Rig TBN#2	Jun. 2017	N/A	N/A	N/A
Total				$5.5 billion

(1) An addendum has been signed with TEPA to extend the validity of the fixed price option at current rates of $595,000 per day, subject to certain conditions such as rig availability.

Drybulk Carrier and Tanker Segment Summary Operating Data(unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Average number of vessels(1)	38.0	39.0	36.9	38.6
Total voyage days for vessels(2)	3,464	3,543	10,030	10,334
Total calendar days for vessels(3)	3,496	3,588	10,064	10,534
Fleet utilization(4)	99.1%	98.7%	99.7%	98.1%
Time charter equivalent(5)	$10,796	$10,875	$11,640	$12,141
Vessel operating expenses (daily)(6)	$5,904	$6,013	$5,638	$6,311

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Average number of vessels(1)	10.0	10.0	9.8	10.0
Total voyage days for vessels(2)	920	920	2,678	2,730
Total calendar days for vessels(3)	920	920	2,678	2,730
Fleet utilization(4)	100%	100%	100%	100%
Time charter equivalent(5)	$15,802	$20,901	$12,879	$20,430
Vessel operating expenses (daily)(6)	$6,624	$6,900	$7,333	$7,109

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Voyage revenues	$ 44,206	$48,570	$138,003	$151,593
Voyage expenses	(6,808)	(10,040)	(21,256)	(26,131)
Time charter equivalent revenues	$ 37,398	$38,530	$116,747	$125,462
Total voyage days for fleet	3,464	3,543	10,030	10,334
Time charter equivalent TCE	$ 10,796	$10,875	$11,640	$12,141

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Voyage revenues	$ 32,222	$37,870	$87,867	$117,809
Voyage expenses	(17,684)	(18,641)	(53,378)	(62,036)
Time charter equivalent revenues	$ 14,538	$19,229	$34,489	$55,773
Total voyage days for fleet	920	920	2,678	2,730
Time charter equivalent TCE	$ 15,802	$20,901	$12,879	$20,430

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014

REVENUES:
Voyage revenues	$76,428	$86,440	$225,870	$269,402
Revenues from drilling contracts	328,513	515,514	834,792	1,317,711
	404,941	601,954	1,060,662	1,587,113

EXPENSES:
Voyage expenses	24,492	28,681	74,634	88,167
Vessel operating expenses	26,735	27,921	76,378	85,891
Drilling rigs operating expenses	128,906	198,413	366,646	533,017
Depreciation and amortization	92,448	113,603	260,866	333,538
Vessel impairments and other, net	-	1,307	76,783	1,307
General and administrative expenses	54,144	48,441	127,578	139,076
Legal settlements and other, net	(224)	571	5,166	1,441

Operating income	78,440	183,017	72,611	404,676

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(130,976)	(110,903)	(243,846)	(311,196)
Gain/ (loss) on interest rate swaps	(11,638)	4,558	11,840	(7,845)
Other, net	2,039	292	4,728	2,830
Income taxes	(10,524)	(17,940)	(35,099)	(41,873)
Total other expenses, net	(151,099)	(123,993)	(262,377)	(358,084)

Net income/(loss)	(72,659)	59,024	(189,766)	46,592

Net income/(loss) attributable to Non controlling interests	8,780	(42,354)	(8,958)	(70,107)

Net income/ (loss) attributable to Dryships Inc.	$(63,879)	$16,670	$(198,724)	$(23,515)

Earnings/ (loss) per common share, basic and diluted	$(0.17)	$0.04	$(0.52)	$(0.06)
Weighted average number of shares, basic and diluted	382,809,418	413,249,829	382,708,526	411,999,014

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2013	September 30, 2014

ASSETS

Cash, cash equivalents and restricted cash (current and non-current)	$739,312	$587,685
Other current assets	494,887	638,473
Advances for vessels and drillships under construction and related costs	679,008	593,758
Vessels, net	2,249,087	2,211,184
Drilling rigs, drillships, machinery and equipment, net	5,828,231	6,339,607
Other non-current assets	133,167	135,333
Total assets	10,123,692	10,506,040

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	5,568,003	5,923,998
Total other liabilities	723,991	627,644
Total stockholders’ equity	3,831,698	3,954,398
Total liabilities and stockholders’ equity	$10,123,692	$10,506,040

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel impairments and other, dry-dockings and class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30, 2013	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014

Net income/ (loss) attributable to Dryships Inc	$ (63,879)	$ 16,670	$ (198,724)	$ (23,515)

Add: Net interest expense	130,976	110,903	243,846	311,196
Add: Depreciation and amortization	92,448	113,603	260,866	333,538
Add: Dry-dockings and class survey costs	1,919	1,984	2,217	7,306
Add: Impairment losses and other	-	1,307	76,783	1,307
Add: Income taxes	10,524	17,940	35,099	41,873
Add: Gain/(loss) on interest rate swaps	11,638	(4,558)	(11,840)	7,845
Add: Net income/(loss) attributable to Non controlling interests	(8,780)	42,354	8,958	70,107
Adjusted EBITDA	$ 174,846	$ 300,203	$ 417,205	$ 749,657

Conference Call and Webcast: November 6, 2014

As announced, the Company’s management team will host a conference call on Thursday, November 6, 2014 at 9:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until November 13, 2014. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to Ocean Rig during 2015, 1 of which is scheduled to be delivered to Ocean Rig during 2016 and 2 of which are scheduled to be delivered during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprising 13 Capesize, 24 Panamax and 2 Supramax with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

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